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                                                                 Exhibit (a)(11)

                  FIRST TECHNOLOGY PLC ("FIRST TECHNOLOGY")
           ACQUISITION OF CONTROL DEVICES, INC. ("CONTROL DEVICES")

                            RESULT OF TENDER OFFER
                CONVERSION OF CONVERTIBLE UNSECURED LOAN STOCK
                       OF FIRST TECHNOLOGY FUNDING PLC

The Board of First Technology announces that by 25 March 1999, the closing date for the Tender Offer for Control Devices announced on 23 February 1999, acceptances had been received in respect of a total of 8,185,422 Control Devices Shares. This represents 98.3% of Control Devices' outstanding share capital.

The conditions of the Tender Offer having been satisfied and First Technology Acquisition Corp. having obtained acceptances in excess of 90% of the issued share capital of Control Devices, under the terms of the Merger Agreement dated 23 February 1999 the Tender Offer has been closed and First Technology Acquisition Corp. will be merged into Control Devices under the "short form" merger procedures of the Indiana Business Corporation Law. It is expected that such merger will be completed by 30 March 1999.

Under the terms of the Deed Poll constituting the Convertible Unsecured Loan Stock of First Technology Funding plc ("CULS") the CULS will be automatically converted into New Ordinary Shares of First Technology at the rate of one New Ordinary Share in First Technology for each CUL. The Conversion will take place immediately following the Rights Issue Closing Date. Admission and dealings in the New Ordinary Shares are expected to take place on 7 April 1999 and definitive share certificates in respect of New Ordinary Shares will be despatched by 13 April 1999.

CONTACTS:

First Technology               Dr Fred Westlake, Chairman      01344 622322
                               Oliver Burns, Finance Director  01344 622322

Dresdner Kleinwort Benson      Stuart Stradling, Director      0171 623 8000

Tavistock Communications       Lulu Bridges                    0171 600 2288


Kleinwort Benson Securities Limited ("Dresdner Kleinwort Benson"), which is regulated by The Securities and Futures Authority Limited, is acting for First Technology and First Technology Funding plc and no one else in connection with the Acquisition and Rights Issue and will not be responsible to any other person for providing the protections afforded to customers of Dresdner Kleinwort Benson or for providing advice in relation to the contents of this announcement or any matter referred to herein. Dresdner Kleinwort Benson has approved this announcement as an investment advertisement solely for the purpose of section 57 of the Financial Services Act 1986. The definitions set out in the Listing Particulars dated 23 February 1999 have the same meaning herein.